Exhibit 12 Statement re computation of ratios

	Quarter Ended		Fiscal Years Ended
	April 30, 2001 April 30, 2000		2001	2000	1999	1998	1997
Income before income taxes	2,220	2,134	10,116	9,083	7,323	5,719	4,877
Capitalized interest	(23)	(14)	(93)	(57)	(41)	(33)	(44)
Minority interest	(30)	(23)	(129)	(170)	(153)	(78)	(27)
Adjusted profit before tax	2,167	2,097	9,894	8,856*	7,129	5,608	4,806

Fixed Charges
Debt interest	284	263	1,095	756	529	555	629
Capital lease interest	68	67	279	266	268	229	216
Capitalized interest	23	14	93	57	41	33	44
Interest component of rent	185	125	714	458	523	477	449
Total fixed expense	560	469	2,181	1,537	1,361	1,294	1,338

Profit before taxes and fixed expenses	2,727	2,566	12,075	10,393	8,490	6,902	6,144

Fixed charge coverage	4.87	5.47	5.54	6.76	6.24	5.33	4.59

* Does not include the cumulative effect of accounting change recorded by the Company in Fiscal 2000